July 17, 2024

Robert W. Eifler
Chief Executive Officer
Noble Corporation plc
13135 Dairy Ashford, Suite 800
Sugar Land, TX 77478

       Re: Noble Corporation plc
           Registration Statement on Form S-4
           Filed July 9, 2024
           File No. 333-280726
Dear Robert W. Eifler:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cheryl Brown at 202-551-3905 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Kyle Seifried, Esq.